Exhibit 99.3

Océ acquires wide format printer distributor in Finland

Acquisition makes Océ a leading supplier of wide format printer solutions to Finnish market

•	Océ-Finland to take over all activities of X Engineering Systems XES Oy from October 2, 2006

•	Océ and X Engineering Systems XES Oy customers will benefit in terms of new products and systems, media and supplies, services, support and know-how

September 20, 2006, Venlo, Netherlands - Océ N.V., a global leader in digital document management and solutions, today announced that its Finnish subsidiary will acquire all activities of X Engineering Systems XES Oy with effect from October 2, 2006. The employees of X Engineering Systems XES Oy will be employed by Océ-Finland Oy. X Engineering Systems XES Oy is a privately owned company with 21 employees and annual revenues of approximately € 5 million. The company is located in Espoo. Financial details of the transaction are not being disclosed.

‘Increased sales and distribution power is a cornerstone of Océ’s growth strategy. This acquisition fully supports that as we work to be a leading supplier of digital wide format colour printers to the international market for sign and poster production,’ said Jari-Pekka Koskenmies, General Manager of Océ-Finland Oy, on the announcement of the transaction by the two companies. ‘X Engineering Systems XES Oy has pioneered the market for wide format display graphics products in Finland. With this acquisition, the combination of the extensive experience and know-how of X Engineering Systems XES Oy and the broad product range and focused strategy of Océ creates a significant opportunity to present an even stronger proposition to an increasingly demanding market. Océ-Finland Oy will now become a leading supplier of wide format printer solutions in Finland.’

‘Océ has a strong reputation for its highly reliable systems and its high quality services,’ added Teijo Tirronen, Managing Director and owner of X Engineering Systems XES Oy. ‘It not only offers a complete range of printers and related products, but it also provides a very broad choice of digital colour printer supplies and printing media. Add to these the proven Océ strategy, and it’s clear why my employees and I consider it an honour and a positive challenge to become a member of such a global company. The combined strength of our organisation will create further benefits for our customers in terms of products and systems, media and supplies, as well as services, support and know-how,’ Mr. Tirronen concluded. He will take on the position of Business Group Manager Display Graphics and Supplies for Océ-Finland Oy.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

About Océ

Océ N.V. is one of the world’s leading international companies in printing and document management. In advanced research centres and high-tech production facilities the company develops products and services for the efficient and effective exchange of information.

These comprise products for the reproduction, presentation, distribution and management of documents. The range of products and services offered by Océ is characterised by its recognised high quality, which is based on reliability, productivity, durability, ease of use and environmental friendliness.

Océ’s products and services are mainly offered direct via the company’s own sales and service organisations; a limited number of them are also distributed via third parties.

Océ focuses on professional user environments, particularly on those in which high document volumes are processed.

Océ N.V. headquartered in The Netherlands, with a workforce of around 24,000 people and 2005 pro forma annual revenues of € 3.2 billion, active in nearly eighty countries, maintains research and manufacturing centres in the Netherlands, the United States, Canada, Germany, France, Belgium, the Czech Republic, and Romania. Océ-Finland Oy, located in Espoo, has 25 employees and is a subsidiary of Océ N.V.

Océ N.V.

September 20, 2006

For further information:

Investor Relations:	Press:

Pierre Vincent	Jan Hol
Senior Vice President Investor Relations	Senior Vice President Corporate Communications
Venlo, the Netherlands	Venlo, the Netherlands
Phone + 31 77 359 2240	Phone +31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ investor information on Internet: http://www.investor.oce.com

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects’, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ [and some of which are beyond Océ’s control]. When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this release or other filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of the 2005 annual report, Océ’s 2005 Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ investor information on Internet: http://www.investor.oce.com